January 18, 2022

Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      3650 REIT Commercial Mortgage Securities II LLC
Registration Statement on Form SF-3
Filed May 14, 2021
File No. 333-256141

Dear Ms. Hsu:

We are counsel to 3650 REIT Commercial Mortgage Securities II LLC (the “Registrant”).  We have reviewed your oral comments (the “Comments”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (File No. 333‑256141) on Form SF-3 filed on December 13, 2021.  We have also discussed the Comments with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

Form of Prospectus

1.
We refer to our prior comment 1 in our comment letter dated June 10, 2021.  We refer also to the SEC Staff Statement on LIBOR Transition dated December 7, 2021, which cites guidance from banking regulators encouraging banks “to cease entering into new contracts that use USD LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021.”  We note that your registration statement still contemplates the possibility of floating rate notes based on LIBOR.  If you expect to issue LIBOR-based floating rate notes under this registration statement, please revise your form of prospectus to more clearly describe the risks to noteholders arising from the transition from LIBOR to an alternative benchmark index as well as any potential remedies available to noteholders under Section 316(b) of the TIA following LIBOR cessation.  If you do not expect to issue LIBOR-based floating rate notes, please revise your disclosure to clarify that (1) the inclusion of LIBOR is solely for illustrative purposes, (2) any floating rate notes will be based on an index other than LIBOR, and (3) the prospectus for the floating rate notes will disclose the terms of the applicable index.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Greg Prindle

Greg Prindle, Esq.